UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: February 4, 2021

By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

EXHIBITS

Exhibit 99.1

Press Release – “Notice of Conditional Redemption” dated February 3, 2021

NOTICE OF CONDITIONAL REDEMPTION

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE
ATTENTION

To the Holders of

ATENTO LUXCO 1
$500,000,000 6.125% SENIOR SECURED NOTES DUE 2022

	ISIN	CUSIP	COMMON CODE
Rule 144A:	US04684LAA61	04684LAA6	N/A
Reg S:	USL0427PAA41 USL0427PAB24	L0427PAA4 L0427PAB2	165970136

This notice of conditional redemption is given on February 3, 2021.

Atento Luxco 1 (the “Issuer”) gives notice to the Holders of the Issuer’s $500,000,000 aggregate principal amount of 6.125% Senior Notes due 2022 (the “Notes”), of the conditional redemption in full of the outstanding Notes (the “Redemption”) in accordance with paragraph 7(d) of the Notes and Section 5.7(d) of the indenture dated as of August 10, 2017 (the “Original Indenture”) by and among the Issuer, the guarantors party thereto, Wilmington Trust, National Association, as trustee (the “Trustee”), and Wilmington Trust (London) Limited, as collateral agent, as amended and supplemented by the first supplemental indenture (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), dated as of September 5, 2017, among the Issuer, the Trustee and the additional guarantors party thereto, pursuant to which the Notes were issued. This notice is being given pursuant to Section 5.3 of the Indenture. All capitalized terms used herein and not defined shall have the meanings assigned to such terms in the Indenture.

The terms of the Redemption are as follows:

1.	The redemption date for the Notes will be February 18, 2021 (the “Redemption Date”) and the record date will be February 16, 2021.
2.	The redemption price for the Notes to be redeemed is 101.531% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the Redemption Date (the “Redemption Price”).
3.	The Paying Agent is Wilmington Trust, National Association with an office at 1100 North Market Street, Wilmington, Delaware 19890, United States.
4.	The Notes called for redemption must be surrendered to the Paying Agent in order for Holders to collect the Redemption Price.

5.	Unless the Issuer defaults in paying the redemption payments, interest and Additional Amounts, if any, on the Notes called for redemption shall cease to accrue on and after the Redemption Date.
6.	The Notes are being redeemed pursuant to paragraph 7(d) of the Notes and Section 5.7(d) of the Indenture.
7.	No representation is made by the Issuer as to the correctness of the ISIN, CUSIP or Common Code numbers either as printed on the Notes or as contained in this notice of conditional redemption.
8.	Notwithstanding anything to the contrary in this notice of conditional redemption, the Redemption is conditional upon the successful completion and issuance of the Issuer’s proposed $500,000,000 aggregate principal amount of 8.000% Senior Secured Notes due 2026 (the “New Notes”). If the New Notes are not successfully issued on February 10, 2021, the Issuer may, in its sole discretion, decide (i) not to undertake the Redemption, in which case it will rescind this notice or (ii) to delay the Redemption until such time as the Issuer successfully completes a new senior notes offering or the Issuer decides to waive this condition precedent to the Redemption.

Any questions regarding this notice of redemption should be directed to the Issuer at: 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg.

By: Atento Luxco 1

*The ISIN, CUSIP and Common Code numbers are included solely for the convenience of the Holders. None of the Trustee, the Paying Agent or the Issuer shall be responsible for the selection or use of any ISIN, CUSIP and Common Codes numbers, nor is any representation made as to its correctness or accuracy in this notice of redemption or on any Note.

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